Exhibit 99.1

NICE to Demonstrate Cloud-based Digital Policing & Investigative
Software at IACP Conference

Paramus, New Jersey – October 10, 2016 – NICE (Nasdaq: NICE) today announced it will demonstrate its portfolio of digital policing solutions, including its cloud-based investigative software solution, NICE Investigate, in booth 1723 at the International Association of Chiefs of Police (IACP) Annual Conference and Exposition on October 15-18 at the San Diego (CA) Convention Center.

NICE Investigate is the first open digital policing and investigation solution to automate the collection, analysis and sharing of case evidence. It puts evidence into context based on time, sequence and location to help investigators understand the ‘who, what, when, where and why’ so they can close more cases faster. NICE Investigate runs on the secure Microsoft Azure Government cloud and is the industry’s most comprehensive, scalable, FBI CJIS-compliant cloud-based solution for managing investigations and digital evidence.

Other highlights of the event:

•	NICE representatives will discuss NICE’s new Grant Assistance Program which helps link police departments with grants to purchase digital policing and investigative software.

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As a Microsoft Independent Software Vendor (ISV) partner, NICE will be teaming up with Microsoft to demonstrate the NICE Investigate solution in the Microsoft booth (# 2531) at the IACP Expo on October 17, 2:30-4:00 pm.

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NICE will also demonstrate its NICE Inform recording and digital evidence management solution in booth 1723. NICE Inform captures, manages, and synchronizes multi-channel interactions between citizens, PSAPs and first responders, to provide a complete, true record of incidents. NICE Inform can be deployed as a standalone solution or as another input source into NICE Investigate. No other solution offers a wider range of value-added applications to help PSAPs enhance their NG9-1-1 readiness, quality assurance/quality improvement, incident debriefing, and real-time decision support. NICE was recently named 9-1-1 Recording and Quality Management Company of the Year by independent research firm Frost & Sullivan for its innovative solutions for 9-1-1 centers.

“The sheer volume of digital evidence, coming from more silos, has outpaced the manual methods that investigators use to collect, analyze, understand and share it,” said John Rennie, General Manager, Public Safety, NICE. “With NICE Investigate, police departments can automate the entire digital investigation process so investigators are more efficient and effective crime-solvers. Through our partnership with PoliceGrantsHelp.com, we’re also pleased to offer grant assistance to help agencies take advantage of these powerful capabilities.”

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rennie, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.